SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
26 JANUARY 2004
AngloGold Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ANNOUNCES US SEC CONFIRMS ANGLOGOLD EXEMPTION
REGARDING MERGER WITH ASHANTI

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan +27 11 637 6248 +27 83 308 2200
slenahan@anglogold.com
Alan Fine +27 11 637 6383 +27 83 250 0757
afine@anglogold.com
Shelagh Blackman +27 11 637 6379 +27 83 308 2471
skblackman@anglogold.com
Europe & Asia
Tomasz Nadrowski +1 917 912 4641
tnadrowski@anglogold.com
USA
Charles Carter (Toll free) 800 417 9255
+1 212 750 7999 cecarter@anglogold.com
Australia
Andrea Maxey
+61 8 9425 4604 +61 438 001 393 amaxey@anglogold.com.au
Disclaimer
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended
31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

AngloGold will file important documents with the SEC regarding the transaction with Ashanti. Investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14 th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.
News
Release
(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
SJL/CAD/AGO392.04
NYSE Ticker: AU
26 January 2004
US SEC CONFIRMS ANGLOGOLD EXEMPTION REGARDING MERGER WITH ASHANTI
AngloGold has received confirmation from the United States Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable AngloGold to issue its shares in the scheme relating to the merger of AngloGold and Ashanti, without registration in the United States.

Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders. AngloGold anticipates that the transaction will be completed during April 2004.

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 26 JANUARY 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary